UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

2024 Third Quarter Earnings Conference

KB Financial Group Inc. will hold its 2024 Third Quarter Earnings Conference on Thursday, October 24, 2024. A live webcast of the conference and the presentation materials will be available in both Korean and English on its IR website at www.kbfg.com. Investors may dial-in to participate in the conference call during the Q&A session following the presentation.

●	Date:	Thursday, October 24, 2024

●	Time:	16:00 (Korea time)

●	Format:	Live webcast and conference call

●	Language:	Korean and English. Simultaneous interpretation will be available for English-speaking participants.

●	Agenda:	2024 Third Quarter Earnings Results and Q&A

●	Q&A via telephone

	• From overseas:	82-31-810-3128

	• From Korea:	031-810-3128

	• Passcode:	6412#

	• Q&A code:	*1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 14, 2024	By:	/s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer